September 2008
Preliminary Terms No. 757
Registration Statement No. 333-131266
Dated August 22, 2008
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Currencies

Currency-Linked “Jump” Capital Protected Notes due March 30, 2011
Based on the Performance of a Basket of Three Emerging Markets Currencies Relative to the U.S. Dollar
Brazillian real + Chilean peso + Mexican peso

Currency-Linked “Jump” Capital Protected Notes provide investors with exposure to an individual currency or a basket of currencies with no downside risk to the initial investment.  The “Jump” feature provides investors with the opportunity to earn an enhanced minimum return if the underlying currency or basket of currencies appreciates at all.  They are for investors who are concerned about principal risk and who are willing to forgo market interest rates in exchange for principal protection and uncapped upside exposure to the underlying currency or basket of currencies.
SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per note
Pricing date:	September , 2008
Original issue date:	September , 2008 (5 business days after the pricing date)
Maturity date:	March 30, 2011
Principal protection:	100%
Interest:	None
Issuer call right:	None
Basket:	Basket Currencies	Weighting
	Brazilian real	33.3333%
	Chilean peso	33.3333%
	Mexican peso	33.3333%
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:
If the basket performance is greater than zero, the greater of:
(i)  the jump amount, and
(ii) $1,000 times (x) basket performance times (y) participation rate
If the basket performance is less than, or equal to, zero:
$0

Basket performance:	Sum of the currency performance values of each of the basket currencies
Currency performance value:	With respect to each basket currency: currency performance x weighting
Currency performance:	With respect to each basket currency: (initial exchange rate / final exchange rate) – 1
Jump amount:	$400
Participation rate:	100%
Initial exchange rate:	The exchange rate on the pricing date
Final exchange rate:	The exchange rate on the valuation date
Exchange rate:	With respect to each basket currency, the rate for conversion of such basket currency into one U.S. dollar, as determined by reference to the applicable reference source described herein.
Valuation date:	March 21, 2011
CUSIP:	617482BR4
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note	100%	2%	98%
Total	$	$	$
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $992.50 per note.  Please see “Syndicate Information” on page 7 for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement for Currency-linked Capital Protected Notes dated May 22, 2008
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP:  MSPRB0508001

Currency-Linked “Jump” Capital Protected Notes due March 30, 2011
Based on the Performance of a Basket of Three Emerging Markets Currencies Relative to the U.S. Dollar

Investment Overview

The Currency-Linked “Jump” Capital-Protected Notes due March 30, 2011 (the “notes”), issued by Morgan Stanley, provide investors with an opportunity to gain direct exposure to a basket of three emerging markets currencies with no downside risk to principal.

If at maturity, the equal-weighted basket of three emerging markets currencies (the “basket”) has appreciated at all relative to the U.S. dollar, the investment will return a minimum of 40% ($400) in addition to the par amount.  If the basket has appreciated by greater than 40%, the investment return is 1:1 upside participation (e.g. a 50% appreciation will return par plus 50% ($500) at maturity, or $1,500 per note).  If the basket has not appreciated or has depreciated, the investment will return par at maturity.  There will be no interest payments on the notes.

Maturity:	2.5 years

Protection at maturity:	100%

Payment at maturity:
(i)    If the basket appreciates at all Þ par plus a minimum 40% return
(ii)   If the basket appreciates by more than 40% Þ
        par plus 100% of the positive performance of the basket
(iii)  If the basket does not appreciate or depreciates Þ par

Basket Overview

Basket Currency	Weighting	Quotation Convention
Brazilian real (“BRL”)	33.3333%	units of BRL / 1 USD
Chilean peso (“CLP”)	33.3333%	units of CLP / 1 USD
Mexican peso (“MXN”)	33.3333%	units of MXN / 1 USD

Basket Historical Performance January 1, 2003 to August 20, 2008

The graph sets forth the historical performance of the basket relative to the U.S. dollar for the period from January 1, 2003 to August 20, 2008 and illustrates the effect of any offset and/or correlation among the basket currencies during such period.  The graph does not take into account the jump coupon on the notes, nor does it attempt to show your expected return on an investment in the notes at maturity.  You cannot predict the future performance of any of the basket currencies or of the basket as a whole, or whether increases in the value of any of the basket currencies will be offset by decreases in the value of other basket currencies, based on their historical performance.

September 2008	Page 2

Currency-Linked “Jump” Capital Protected Notes due March 30, 2011
Based on the Performance of a Basket of Three Emerging Markets Currencies Relative to the U.S. Dollar

How Do Currency Exchange Rates Work?

▪	Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

▪
The basket represents the combined performance of the basket currencies relative to the U.S. dollar as expressed by the exchange rates of the basket currencies from the pricing date to the valuation date.

▪
The exchange rate for each of the basket currencies is expressed as the number of units of that currency per one U.S. dollar.  As a result, a decrease in an exchange rate of any of the basket currencies means that the relevant basket currency has appreciated / strengthened relative to the U.S. dollar.  This means that it takes fewer of the relevant basket currency to purchase one (1) U.S. dollar on the valuation date than it did on the pricing date.  Viewed another way, one unit of the basket currency can purchase more dollars on the valuation date than it could on the pricing date.  For example, the following illustrates an instance where CLP has strengthened relative to the U.S. dollar by 10%:

Pricing date = 522.00 CLP / 1 USD and Valuation date = 474.54 / 1 USD

▪
An increase in an exchange rate of any of the basket currencies means that the relevant basket currency has depreciated / weakened relative to the U.S. dollar.  This means that it takes more of the relevant basket currency to purchase one (1) U.S. dollar on the valuation date than it did on the pricing date.  Viewed another way, one unit of the basket currency can purchase fewer dollars on the valuation date than it could on the pricing date.  For example, the following illustrates an instance where CLP has weakened relative to the U.S. dollar by 10%:

Pricing date = 522.00 CLP / 1 USD and Valuation date = 580.00 CLP / 1 USD

Actual exchange rates on the pricing date will vary.

September 2008	Page 3

Currency-Linked “Jump” Capital Protected Notes due March 30, 2011
Based on the Performance of a Basket of Three Emerging Markets Currencies Relative to the U.S. Dollar

Key Benefits

Exposure to currencies is a component of portfolio diversification.  Investors who believe they have underweight exposure to the foreign currencies in the basket, overweight exposure to the U.S. dollar, or those concerned about the risks associated with investing directly in currencies can use the notes to gain exposure to the basket currencies while protecting 100% of principal at maturity.

Protect Principal	▪ 100% principal protection at maturity regardless of the basket performance
Access	▪ Exposure to an equally-weighted basket of three emerging markets currencies ▪ Portfolio diversification from traditional fixed income / equity investments
Jump Coupon	▪ Minimum positive return of 40% ($400) if the basket has appreciated at all
Uncapped Participation	▪ Uncapped 1:1 upside participation (100%) in any basket appreciation greater than 40%

Summary of Key Risks (see page 11)

▪	No interest payments and possibility of no return other than the return of principal.

▪	Currency exchange rate risk.

▪	Consisting entirely of emerging markets currencies, the basket is subject to an increased risk of significant adverse fluctuations.

▪	The currency exposure achieved by the basket is limited geographically.

▪	Government intervention could materially and adversely affect the value of the notes.

▪	Many unpredictable factors will affect the value of the notes.

▪	Even though the basket currencies trade around-the-clock, the notes will not.

▪	Changes in the value of one or more of the basket currencies may offset each other.

▪	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

▪	Economic interests of the calculation agent may be potentially adverse to the investors.

▪
The notes will not be listed on any securities exchange.  Secondary trading may be limited and you could receive less, possibly significantly less, than par if you try to sell your notes prior to maturity.

▪	Hedging and trading activity by affiliates of the issuer could adversely affect exchange rates of the basket currencies.

▪	Issuer credit ratings may affect the market value of the notes.

September 2008	Page 4

Currency-Linked “Jump” Capital Protected Notes due March 30, 2011
Based on the Performance of a Basket of Three Emerging Markets Currencies Relative to the U.S. Dollar

Fact Sheet
The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by these preliminary terms.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount plus the supplemental redemption amount, if any, based on whether the basket has appreciated relative to the U.S. dollar on the valuation date.  The notes offered are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date:	Maturity date:
September , 2008	September , 2008 (5 business days after the pricing date)	March 30, 2011
Key Terms
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Basket:	Basket Currencies	Weighting
	Brazilian real (“BRL”)	33.3333%
	Chilean peso (“CLP”)	33.3333%
	Mexican peso (“MXN”)	33.3333%
Issue price:	$1,000 per note (see “Syndicate Information” on page 7)
Stated principal amount:	$1,000 per note
Interest:	None
Issuer call right:	None
Denominations:	$1,000 and integral multiples thereof
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:
If the basket performance is greater than zero, the greater of:
(i)  the jump amount and
(ii) $1,000 times (x) basket performance times (y) participation rate
If the basket performance is less than, or equal to, zero:
$0

Basket performance:	Sum of the currency performance values of each of the basket currencies.

A depreciation of one or more basket currencies will partially or wholly offset any appreciation in any of the other basket currencies such that the basket performance as a whole may be less than or equal to zero, in which case you will only receive your principal back at maturity.

Currency performance value:	With respect to each basket currency, the weighted percentage appreciation or depreciation of such basket currency as represented by the following formula: currency performance x weighting
Currency performance:	With respect to each basket currency: (initial exchange rate / final exchange rate) – 1
Jump amount:	$400
Participation rate:	100%
Initial exchange rate:	The exchange rate as posted on the applicable reference source on the pricing date
Final exchange rate:	The exchange rate as posted on the applicable reference source on the valuation date

For each basket currency other than the Chilean peso, please see the definition of “exchange rate” under “Description of Currency-linked Capital Protected Notes – General Terms of the Notes – Some Definitions” in the accompanying prospectus supplement for currency-linked capital protected notes for a description of how the final exchange rate will be determined if the applicable reference source is unavailable and in certain other circumstances.  With respect to the Chilean peso, if the applicable reference source is unavailable and in certain other circumstances, subparagraph (ii) of the definition of “exchange rate” under  “Description of Currency-linked Capital Protected Notes – General Terms of the Notes – Some Definitions” in the accompanying prospectus supplement for currency-linked capital protected notes will apply in determining the final exchange rate. With respect to the Chilean peso, if the applicable reference source is unavailable and in certain other circumstances, subparagraph (ii) of the definition of “exchange rate” under  “Description of Currency-linked Capital Protected Notes – General Terms of the Notes – Some Definitions” in the accompanying prospectus supplement for currency-linked capital protected notes will apply in determining the final exchange rate.

If any basket currency is lawfully eliminated, converted, redenominated or exchanged by the country that issued such basket currency after the pricing date, the calculation agent, in its sole discretion, will determine the final exchange rate (or make such adjustment to the initial exchange rate) in accordance with legal requirements and market practice on the valuation date.

Risk Factors:	Please see “Risk Factors” on page 11.

September 2008	Page 5

Currency-Linked “Jump” Capital Protected Notes due March 30, 2011
Based on the Performance of a Basket of Three Emerging Markets Currencies Relative to the U.S. Dollar

Exchange rate:	With respect to each basket currency, the rate for conversion of such basket currency into one U.S. dollar, as determined by reference to the applicable reference source described herein.
Reference source:	BRL: Reuters Page “BRFR” CLP: Reuters Page “WMRSPOT09” MXN: Reuters Page “WMRSPOT10”
Valuation date:	March 21, 2011
Currency business day:
With respect to the basket currencies other than the Chilean peso, please see the definition of “currency business day” under “Description of Currency-linked Capital Protected Notes – General Terms of the Notes – Some Definitions” in the accompanying prospectus supplement for currency-linked capital protected notes. With respect to the Chilean peso, any day, other than a Saturday or Sunday, that is (i) neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close and (ii) a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Santiago, Chile.

Unscheduled holiday:
With respect to the basket currencies other than the Chilean peso, please see the definition of “unscheduled holiday” under “Description of Currency-linked Capital Protected Notes – General Terms of the Notes – Some Definitions” in the accompanying prospectus supplement for currency-linked capital protected notes. With respect to the Chilean peso, a day that is not a currency business day and the market was not made aware of such fact (by means of a public announcement or by reference to other publicly announced information) until a time later than 9:00 a.m. local time in Santiago, Chile two business days prior to the valuation date.

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617482BR4
Minimum ticketing size:	$1,000 / 1 note
Tax considerations:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on August 20, 2008, the “comparable yield” would be a rate of 5.4342% per annum, compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different from the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a projected amount equal to $1,143.6464 due at maturity. The actual comparable yield and the projected payment schedule for the notes will be updated in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustments to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2008	$13.5855	$13.5855
January 1, 2009 through June 30, 2009	$27.5401	$41.1256
July 1, 2009 through December 31, 2009	$28.2884	$69.4140
January 1, 2010 through June 30, 2010	$29.0570	$98.4710
July 1, 2010 through December 31, 2010	$29.8466	$128.3176
January 1, 2011 through the Maturity Date	$15.3288	$143.6464

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee to JPMorgan Chase Bank, N.A.)
Agent:	Morgan Stanley & Co. Incorporated

September 2008	Page 6

Currency-Linked “Jump” Capital Protected Notes due March 30, 2011
Based on the Performance of a Basket of Three Emerging Markets Currencies Relative to the U.S. Dollar

Calculation agent:	Morgan Stanley Capital Services Inc.
Payment currency:	U.S. dollar
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the notes by taking positions in forwards and/or options contracts on the underlying currencies or positions in any other available currencies or instruments that we may wish to use in connection with such hedging.  Such purchase activity could affect the exchange rates for the basket currencies, and, therefore, the exchange rates that must prevail with respect to the underlying basket on the valuation date before you would receive at maturity a payment that exceeds the principal amount of the notes.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

ERISA:	See “ERISA” in the accompanying prospectus supplement.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Syndicate Information
Issue price of the notes	Selling concession	Principal amount of notes for any single investor
100%	2.00%	<$999K
99.625%	1.625%	$1MM-$2.99MM
99.4375%	1.4375%	$3MM-$4.99MM
99.25%	1.25%	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

September 2008	Page 7

Currency-Linked “Jump” Capital Protected Notes due March 30, 2011
Based on the Performance of a Basket of Three Emerging Markets Currencies Relative to the U.S. Dollar

Payment at Maturity

At maturity, investors will receive $1,000 plus the supplemental redemption amount for each note they hold.

If the basket performance is:	The supplemental redemption amount will be:
greater than zero	The greater of: $400 and $1,000 x basket performance x participation rate

less than or equal to zero	$0 (Investors will only receive par at maturity)

Best Case Scenario	The basket appreciates and the notes return a minimum of 140% of par with the potential of a greater return.
Worst Case Scenario	The basket depreciates or does not appreciate and the notes redeem for par at maturity. This assumes the investment is held to maturity.

Note:

The potential for a greater return exists if the basket appreciates by more than 40%.  For example, if the basket performance is 50%, you would receive a 50% return on the investment, or $1,500.

There is no cap on your upside participation.  You will receive 100% of any basket appreciation above 40% and at least a 40% return if the basket performance is greater than zero.

If the basket performance at maturity is zero or negative, you will only receive par at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the payment at maturity.

September 2008	Page 8

Currency-Linked “Jump” Capital Protected Notes due March 30, 2011
Based on the Performance of a Basket of Three Emerging Markets Currencies Relative to the U.S. Dollar

Hypothetical Payout on the Notes

The following hypothetical examples are provided for illustrative purposes only.  Actual results will vary.

Below is one full example of how to calculate the basket performance based on the hypothetical data in the table below.  In addition, below are three payment at maturity examples.

How to calculate the basket performance:

Basket Currency	Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Approx. % Appreciation / Depreciation
BRL	33.3333%	1.610	1.438	12%
CLP	33.3333%	521.74	573.34	–9%
MXN	33.3333%	10.1100	9.0268	12%

Basket performance = Sum of currency performance values

[(Initial BRL exchange rate / Final BRL exchange rate) – 1]  x  33.3333%, plus

[(Initial CLP exchange rate / Final CLP exchange rate) – 1]  x  33.3333%, plus

[(Initial MXN exchange rate / Final MXN exchange rate) – 1]  x  33.3333%

So, using the hypothetical exchange rates above:

[(1.610 / 1.438) –1] x 33.3333%  = 4%, plus

[(521.74 / 573.34) –1] x 33.3333%  = –3%, plus

[(10.1100 / 9.0268) –1] x 33.3333%  = 4%

equals

Basket performance   =   5.0%

The basket performance may be equal to zero or less than zero even though one or more basket currencies has strengthened relative to the USD over the term of the notes as this strengthening may be moderated, or wholly offset, by the weakening or lesser strengthening relative to the USD of one or more of the other basket currencies. In this example, the appreciation of the Brazilian real and the Mexican peso is moderated by the depreciation of the Chilean peso.  However, if the basket performance is positive at all as in this example, investors would receive the jump amount of 40%, or $400, at a minimum, plus the Par amount.

September 2008	Page 9

Currency-Linked “Jump” Capital Protected Notes due March 30, 2011
Based on the Performance of a Basket of Three Emerging Markets Currencies Relative to the U.S. Dollar

Payment at maturity examples:

Example 1:  Basket performance is positive but less than or equal to 40%.  Investors receive a 40% return.

Hypothetical Basket Performance = 15%

Supplemental Redemption Amount = greater of:

•	$400; and

•	$1,000 x basket performance x participation rate = $1,000 x 15% x 100% = $150

Because the basket performance is positive but less than 40%, you would receive a supplemental redemption amount of $400.  The total payment at maturity per note would be $1,400, which is the sum of the $1,000 principal amount per note and a supplemental redemption amount of $400.

Example 2:  Basket performance is positive and greater than 40%.  Investors receive greater than 40% return.

Hypothetical Basket Performance = 50%

Supplemental Redemption Amount = greater of:

•	$400; and

•	$1,000 x basket performance x participation rate = $1,000 x 50% x 100% = $500

Because the basket performance is greater than 40%, you would receive a supplemental redemption amount that is greater than $400.  The total payment at maturity per note would be $1,500, which is the sum of the $1,000 principal amount per note and a supplemental redemption amount of $500.

Example 3:  Basket performance is negative or 0%.  Investors only receive par at maturity.

Hypothetical Basket Performance = − 5%

Supplemental Redemption Amount = $0

Because the basket performance is less than (or equal to) 0%, the supplemental redemption amount will be $0 and the total payment at maturity per note would only equal the $1,000 principal amount per note.

September 2008	Page 10

Currency-Linked “Jump” Capital Protected Notes due March 30, 2011
Based on the Performance of a Basket of Three Emerging Markets Currencies Relative to the U.S. Dollar

Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, you should consult with your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.  The notes are not secured debt and investing in the notes is not equivalent to investing directly in the basket currencies.  The following is a non-exhaustive list of certain key considerations for investors in the notes.  For a complete list of considerations and risk factors, please see the accompanying prospectus supplement and prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

▪
No interest payments and possibility of no return other than the return of principal.  The terms of the notes differ from ordinary debt securities in that no interest will be paid.  Because the supplemental redemption amount may equal zero, the overall return on the notes may be less than the amount that would be paid on an ordinary debt security of comparable maturity and you may only receive the principal amount of the notes you hold at maturity.

▪
Currency exchange rate risk. Fluctuations in the exchange rates between the U.S. dollar and the basket currencies will affect the value of the notes.  Exchange rate movements for a particular currency are volatile and are the result of numerous factors specific to that country including the supply of, and the demand for, those currencies, as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to each region.  Changes in exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the related countries.  Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in the relevant foreign country and the U.S.  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries and the U.S. and other countries important to international trade and finance.  The weakening of any of the basket currencies relative to the U.S. dollar may have a material adverse effect on the value of the notes and the return on an investment in the notes.  If any basket currency is lawfully eliminated, converted, redenominated or exchanged by the country that issued such basket currency after the pricing date, the calculation agent will determine, in its sole discretion, the final exchange rate for such currency in accordance with legal requirements and market practice.  Such elimination, conversion, redenomination or exchange, or any subsequent adjustments to the final exchange rate by the calculation agent, could have a material adverse effect on the value of, or payment at maturity on, the notes.

▪
Consisting entirely of emerging markets currencies, the basket is subject to an increased risk of significant adverse fluctuations.  The notes are linked to the performance of a basket consisting solely of emerging markets currencies.  There is an increased risk of significant adverse fluctuations in the performance of the underlying basket of currencies as the basket consists entirely of currencies of less developed and less stable economies.  Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant country or periods of inconvertibility, which may negatively affect the value of the notes.  For special risks related to the basket currencies, other than the risks associated with the Chilean peso which are described in the following paragraph, please see the relevant descriptions under “Annex I––Certain Additional Currency Exchange Rate Risks” in the accompanying prospectus supplement for currency-linked capital protected notes.

The Chilean peso has been subject to large devaluations and revaluations in the past and could be subject to significant fluctuations in the future.  Prior to 1999, transactions by banks were generally transacted within an exchange rate band set by the Chilean Central Bank, and the Chilean Central Bank intervened in the foreign exchange market in order to maintain the exchange rate within such limits.  Since 1999, when the Chilean Central Bank eliminated this band, the Chilean Central Bank has allowed the currency to float against the U.S. dollar and other currencies as part of the Formal Exchange Market discussed below, while retaining the right to intervene in the exchange rate market under certain circumstances.  Chile has two currency markets, the Formal Exchange Market and the Informal Exchange Market and the Formal Exchange Market comprises banks and other entities authorized by the Chilean Central Bank.  The Informal Exchange Market comprises entities that are not expressly authorized to operate in the Formal Exchange Market, such as most foreign exchange houses and travel agencies that are permitted to operate in the Informal Exchange Market.  There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the observed exchange rate.  Current

September 2008	Page 11

Currency-Linked “Jump” Capital Protected Notes due March 30, 2011
Based on the Performance of a Basket of Three Emerging Markets Currencies Relative to the U.S. Dollar

Chilean regulations require that the Chilean Central Bank be informed of certain transactions and that these transactions be effected through the Formal Exchange Market.  The Chilean Central Bank sets a reference exchange rate for the Formal Exchange Market which is reset daily, taking into account internal and external inflation and variations in parities between the Chilean peso and each of the U.S. dollar, the euro and the Japanese yen.  The Formal Exchange Market uses this reference exchange rate as a benchmark for effecting transactions in this market.  The observed exchange rate, with which the Chilean peso currency performance under the notes will be calculated and which is publicly reported by the Chilean Central Bank, is computed by taking the weighted average of the previous business day’s transactions on the Formal Exchange Market.  On April 10, 2008, the Chilean Central Bank announced that it would intervene in the Formal Exchange Market by increasing the level of its international reserves by U.S. $8 billion by purchasing approximately $50 million U.S. dollars daily on the local currency exchange.  The Chilean Central Bank has stated that it decided to implement this program in order to strengthen the international liquidity of the Chilean economy in the face of recent uncertainty in the global financial markets.  This intervention program was launched on April 14, 2008 and is scheduled to continue until the end of 2008.  These interventions and any other interventions by the Chilean Central Bank in the foreign exchange market as a response to economic crises, political pressure or otherwise could have a significant adverse effect on the value of the Chilean peso and, consequently, on the basket performance.  Factors that could affect the value of the Chilean peso and the likelihood of government intervention or the imposition of certain exchange control restrictions include: the extent of Chile’s foreign currency reserves; inflation rates; copper prices (which influence the profitability of Chile’s copper exports); events in Brazil and Argentina; the balance of payments; the extent of governmental surpluses and deficits; the size of Chile’s debt service burden relative to the economy as a whole, and political constraints to which Chile may be subject.

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The currency exposure achieved by the basket is limited geographically.  Because the basket is limited to Latin American currencies, events occurring in Latin America which affect that region could have a negative impact on more than one, or all, of the basket currencies at the same time, which could cause the basket to depreciate relative to the U.S. dollar and adversely affect the value of the notes and the payout to you at maturity.

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Government intervention could materially and adversely affect the value of the notes.  Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely.  Governments, including those issuing the basket currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies.  They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

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Many unpredictable factors will affect the value of the notes.  These include: (i) exchange rates of the basket currencies; (ii) interest rate levels; (iii) volatility of the basket currencies; (iv) geopolitical conditions and economic, financial; regulatory, political, judicial or other events that affect foreign exchange markets; (v) the time remaining to the maturity; (vi) availability of comparable instruments; (vii) intervention by the governments of the related basket currencies; and (viii) the issuer’s creditworthiness.  In addition, currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government regulation and intervention.  As a result, the market value of the notes will vary and sale of the notes prior to maturity may result in a loss.

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Even though the basket currencies trade around-the-clock, the notes will not. Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the underlying basket currencies are traded.  Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes.  Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

September 2008	Page 12

Currency-Linked “Jump” Capital Protected Notes due March 30, 2011
Based on the Performance of a Basket of Three Emerging Markets Currencies Relative to the U.S. Dollar

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Changes in the value of one or more of the basket currencies may offset each other. A decrease in the value of one or more of the basket currencies may wholly or partially offset any increase in the value of the other basket currencies.

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The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes as well as the projected profit included in the cost of hedging its obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley as a result of dealer discounts, mark-ups or other transaction costs.

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Economic interests of the calculation agent may be potentially adverse to the investors. The calculation agent is an affiliate of the issuer.  Any determinations made by the calculation agent may affect the payment to you at maturity.

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Secondary trading may be limited. The notes will not be listed on any securities exchange and there may be little or no secondary market.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily or at a price that you desire.  Morgan Stanley currently intends to act as a market maker for the notes but is not required to do so.

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Hedging and trading activity by affiliates of the issuer could adversely affect exchange rates of the basket currencies. Affiliates of the issuer will carry out hedging activities related to the notes (and possibly to other instruments linked to the basket currencies), including trading in futures, forwards and/or options contracts on the basket currencies and/or in other instruments related to the basket currencies.  Affiliates of the issuer also trade the basket currencies and other financial instruments related to the basket currencies on a regular basis as part of their general broker-dealer, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could increase the value of the basket currencies and, as a result, could increase the value against the U.S. dollar at which the basket currencies must close on the valuation date before you receive a payment at maturity that exceeds the principal amount of the notes.

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Issuer’s credit ratings may affect the market value of the notes. Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may affect the market value of the notes.

September 2008	Page 13

Currency-Linked “Jump” Capital Protected Notes due March 30, 2011
Based on the Performance of a Basket of Three Emerging Markets Currencies Relative to the U.S. Dollar

Historical Information

The following tables set forth the published high, low and end-of-quarter exchange rates for each of the basket currencies for each quarter in the period from January 1, 2003 through August 20, 2008.  The related graphs set forth the exchange rate of each basket currency relative to the U.S. dollar for such period.  We obtained the information in the tables and graphs below from Bloomberg Financial Markets (“Bloomberg”), without independent verification.  We will not use Bloomberg to determine the applicable exchange rates.  You cannot predict the future performance of any of the basket currencies or of the basket as a whole, or whether the strengthening of any of the basket currencies relative to the U.S. dollar will be offset by the weakening of other basket currencies relative to the U.S. dollar, based on their historical performance.

BRL (BRL/USD)	High	Low	Period End
2003
First Quarter	3.6650	3.2610	3.3525
Second Quarter	3.3135	2.8385	2.8440
Third Quarter	3.0675	2.8155	2.9000
Fourth Quarter	2.9475	2.8310	2.8915
2004
First Quarter	2.9645	2.7820	2.8953
Second Quarter	3.2118	2.8755	3.0850
Third Quarter	3.0782	2.8505	2.8608
Fourth Quarter	2.8800	2.6530	2.6560
2005
First Quarter	2.7640	2.5665	2.6790
Second Quarter	2.6588	2.3325	2.3325
Third Quarter	2.4870	2.2140	2.2275
Fourth Quarter	2.3800	2.1615	2.3355
2006
First Quarter	2.3364	2.1040	2.1640
Second Quarter	2.3525	2.0555	2.1650
Third Quarter	2.2244	2.1230	2.1690
Fourth Quarter	2.1912	2.1294	2.1364
2007
First Quarter	2.1523	2.0444	2.0594
Second Quarter	2.0478	1.9045	1.9290
Third Quarter	2.0930	1.8336	1.8336
Fourth Quarter	1.8390	1.7330	1.7800
2008
First Quarter	1.8306	1.6689	1.7519
Second Quarter	1.7444	1.5915	1.6037
Third Quarter (through August 20, 2008)	1.6394	1.5600	1.6185

Brazilian real January 1, 2003 to August 20, 2008 (expressed as BRL per USD)

September 2008	Page 14

Currency-Linked “Jump” Capital Protected Notes due March 30, 2011
Based on the Performance of a Basket of Three Emerging Markets Currencies Relative to the U.S. Dollar

CLP (CLP/USD)	High	Low	Period End
2003
First Quarter	757.05	710.75	733.25
Second Quarter	726.15	693.50	700.90
Third Quarter	714.65	655.65	660.95
Fourth Quarter	661.45	592.60	592.75
2004
First Quarter	622.15	558.00	612.40
Second Quarter	650.30	595.15	636.00
Third Quarter	644.25	605.25	610.75
Fourth Quarter	617.45	555.75	555.75
2005
First Quarter	593.25	562.55	586.10
Second Quarter	593.50	572.00	577.75
Third Quarter	585.25	529.55	529.75
Fourth Quarter	546.75	510.55	512.00
2006
First Quarter	534.95	513.55	526.35
Second Quarter	550.35	511.00	538.85
Third Quarter	546.85	530.75	535.02
Fourth Quarter	537.47	523.65	532.35
2007
First Quarter	548.85	534.45	538.97
Second Quarter	539.87	517.65	527.13
Third Quarter	528.02	511.02	511.02
Fourth Quarter	515.34	494.19	497.95
2008
First Quarter	497.75	429.55	435.24
Second Quarter	527.89	432.80	527.89
Third Quarter (through August 20, 2008)	525.76	490.74	522.61

Chilean peso January 1, 2003 to August 20, 2008 (expressed as CLP per USD)

September 2008	Page 15

Currency-Linked “Jump” Capital Protected Notes due March 30, 2011
Based on the Performance of a Basket of Three Emerging Markets Currencies Relative to the U.S. Dollar

MXN (MXN/USD)	High	Low	Period End
2003
First Quarter	11.2300	10.3565	10.7700
Second Quarter	10.7970	10.1160	10.4570
Third Quarter	11.0530	10.3690	10.9860
Fourth Quarter	11.3785	10.9450	11.2285
2004
First Quarter	11.2213	10.8073	11.1251
Second Quarter	11.6698	11.1470	11.4865
Third Quarter	11.5935	11.3315	11.3820
Fourth Quarter	11.5373	11.0980	11.1470
2005
First Quarter	11.3818	10.9853	11.1702
Second Quarter	11.2445	10.7420	10.7490
Third Quarter	10.9090	10.5790	10.7590
Fourth Quarter	10.9535	10.4217	10.6349
2006
First Quarter	11.0160	10.4352	10.8740
Second Quarter	11.4825	10.8520	11.3463
Third Quarter	11.2479	10.7712	10.9850
Fourth Quarter	11.0878	10.7218	10.8032
2007
First Quarter	11.2165	10.8174	11.0493
Second Quarter	11.0211	10.7153	10.8084
Third Quarter	11.1950	10.7378	10.9354
Fourth Quarter	11.0161	10.6542	10.8988
2008
First Quarter	10.9975	10.6420	10.6420
Second Quarter	10.5827	10.2675	10.3097
Third Quarter (through August 20, 2008)	10.3920	9.8581	10.1416

Mexican peso January 1, 2003 to August 20, 2008 (expressed as MXN per USD)

September 2008	Page 16